UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001- 34804

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187

Centro Comercial Comercial

Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Iao Kun Group Holding Company Limited (the “Company”) previously announced that its Board of Directors had authorized a regular dividend for its outstanding ordinary shares each year after the release of the Company's financial results for the six months ending June 30 (the "Six-Month Dividend"). The amount of the Six-Month Dividend is based on the following formula: (i) 15% of the Company's non-GAAP net income for the most recently completed six months ended June 30, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The Company previously announced that the 2015 Six-Month Dividend would be $0.014 per share.

On September 22, 2015, the Company issued a press release announcing that the record date for the 2015 Six Month Dividend will be October 7, 2015, and that the payment date will be October 19, 2015. A copy of this press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated September 22, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2015	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 22, 2015